     90 Park Avenue
New York, NY 10016
VIA EDGAR                                     August 15, 2024

Division of Corporate Finance
Office of Energy & Transportation
United States Securities and Exchange Commission
Washington, DC 20549

RE:     Pagaya Technologies Ltd.
    Form 20-F for the Fiscal Year ended December 31, 2023
Filed March 8, 2024
File No. 001-41430

Dear Yolanda Guobadia and Yong Kim,

Set forth below are the responses of Pagaya Technologies Ltd. (the “Company”) to the comments of the staff of the U.S. Securities and Exchange Commission's Division of Corporation Finance (the "Staff') with respect to the Staff's letter dated July 19, 2024 (the "Comment Letter").

For ease of reference, each comment contained in the Comment Letter is printed below in italics and is followed by the Company's response.

Form 20-F for the Fiscal Year ended December 31, 2023 Operating and Financial Review and Prospects
A. Operating Results
Reconciliation of Non-GAAP Financial Measures, page 77

1.     We note that you report Fee Revenue Less Production Cost ("FRLPC") as a non-GAAP measure although without the reconciliation prescribed by Item 10(e)(1)(i)(B) of Regulation S-K. The compilation table that you include on page 78
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does not meet this requirement as revenue would not be appropriately considered the most directly comparable GAAP financial measure, in isolation of any allocable costs.
Given the composition of your non-GAAP measure, we believe that you would need to present gross profit as the most directly comparable GAAP financial measure, and provide a reconciliation from gross profit to FRLPC. Please ensure that gross profit reflects all costs that are allocable to costs of revenues in accordance with GAAP, including the allocable portion of depreciation and software amortization.
Please also ensure that disclosures regarding FRLPC include comparable details for gross profit, costs reflected in gross profit, and margin metrics based on gross profit as may be provided using FRLPC, such as those in Exhibits 99.1 and 99.2 to the Form 8-K that you filed on May 9, 2024, consistent with the guidance on prominence in the Answer to Question 102.10(a) of our Compliance and Disclosure Interpretations pertaining to Non- GAAP Measures, which you may view at the following website address.
https://www.sec.gov/corpfin/non-gaap-financial-measures.htm
For example, this guidance should be considered in preparing the various points listed or characterized as highlights in reporting results for the period. Please adhere to this guidance in all future reports and investor communications.

RESPONSE: The Company respectfully advises the Staff that in response to the Staff's comment, the Company will update its disclosures regarding FRLPC in all future reports and investor communications, as provided in the draft reconciliation below. FRLPC % is an efficiency measure calculated as a percentage of network volume, as opposed to a gross margin percentage which is calculated as a percentage of revenue. Accordingly, given the operating leverage we have created as Pagaya has matured, FRLPC is best reconciled to GAAP operating income as it represents the operating income potential of Pagaya based on network volume (a non financial metric). As a result, and similar to other financial technology
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companies, the Company uses FRLPC to assess performance, make strategic decisions and manage its operations. Accordingly, the Company respectfully believes that a GAAP operating income is the most directly comparable GAAP financial measure closely related to the Company’s business and operations.

FRLPC and FRLPC % reconciliation

FRLPC is defined as operating income (loss) plus the following operating expenses that are not closely correlated to, or variable with, the generation of fee revenue: (i) technology, data and production development; (ii) sales and marketing; (iii) general and administrative expenses, and minus interest income and investment income (loss). FRLPC as a percentage of Network Volume (or FRLPC %) is defined as FRLPC divided by Network Volume. We use FRLPC and FRLPC % as part of overall assessment of performance to evaluate the effectiveness of our business strategies, including communicating with our Board of Directors regarding our financial performance.

We believe FRLPC and FRLPC % provide useful information to investors and others in understanding and evaluating our results of operations, as well as providing useful measures for period-to-period comparisons of our business performance. Moreover, we have included FRLPC and FRLPC % in this report because these are key measurements used by our management to make operating decisions, evaluate performance, and perform strategic planning and annual budgeting. However, this non-GAAP financial information is presented for supplemental informational purposes only, should not be considered a substitute for or superior to financial information presented in accordance with U.S. GAAP and may be different from similarly titled non-GAAP financial measures used by other companies.

The following table presents a reconciliation of the most directly comparable U.S. GAAP measure, operating income, to FRLPC (in thousands):

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E. Critical Accounting Estimates, page 85
2.     We note your disclosure explaining that you consider an accounting estimate to be critical when it reflects an assumption about information that was not available or that was highly uncertain when the estimate was made, and where a change in the estimate could have a material impact on your financial condition or results of operations.
However, while you identify four categories of accounting and provide some general accounting policy information, you do not identify any of the specific critical accounting estimates that are reflected in your results of operations, or discuss any particular uncertainties associated with the methods of estimation or with the assumptions underlying any specific critical accounting estimates.
Please expand your disclosures to provide a more comprehensive discussion and analysis of your critical accounting estimates, including details of the underlying assumptions and uncertainties, and the reasonably possible effects on your financial statement of resolving the uncertainties or updating the estimates with information that was not available when making the critical accounting estimate at the end of the period covered by your report.
These disclosures should supplement rather than duplicate the description of accounting policies that are provided in the notes to your financial statements.
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Please refer to Item 5.E. of Form 20-F and Section V of SEC Release No. 33-8350 for further guidance.

RESPONSE: The Company respectfully advises the Staff that in response to the Staff's comment, the Company will update its disclosures regarding critical accounting estimates. The Company will expand its disclosures regarding fair value (previously identified as “Loans and investments in securities”) and will forego disclosure and discussion of 1) revenue recognition, 2) consolidation and 3) valuation allowance related to deferred tax assets (“DTA VA”). Revenue recognition, consolidation and DTA VA do not involve significant levels of uncertainty and are adequately disclosed in the notes to the audited consolidated financial statements.

The expanded disclosures related to fair value, as provided in the draft disclosure below, include details of the underlying assumptions and uncertainties, and the reasonably possible effects on the Company’s consolidated financial statements of resolving the uncertainties or updating the estimates with information that was not available when making the critical accounting estimate at the end of the period covered by the Company’s report. The Company acknowledges that such expanded disclosures, as provided below, supplement rather than duplicate the description of accounting policies that are provided in the notes to the Company’s financial statements.

Critical Accounting Policies and Estimates

The preparation of our condensed consolidated financial statements requires us to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, costs and expenses and related disclosures. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Actual results could differ significantly from our estimates. To the extent that there are differences between our estimates and actual results, our future financial statement presentation, financial condition, results of operations and cash flows will be affected.
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During the nine months ended September 30, 2024, we have reassessed the critical accounting policies and estimates as described in Part II, Item 7, “Critical Accounting Estimates” in our Annual Report on Form 10-K for the year ended December 31, 2023 and determined that in addition to the updates below relating to fair value (previously identified as “Loans and investments in securities”), we no longer consider revenue recognition, consolidation and variable interest entities or recoverability of deferred tax assets to be critical accounting estimates as the application of the relevant US GAAP accounting policies does not involve significant levels of uncertainty.

We believe that the accounting policies discussed below are critical to our financial results and the understanding of our past and future performance, as these policies relate to the more significant areas involving management’s estimates and assumptions. We consider an accounting estimate to be critical if: (1) it requires us to make assumptions because the information was not available at the time or it included matters that were highly uncertain at the time we were making our estimate and (2) changes in the estimate could have a material impact on our financial condition or results of operations. For further information, see Note 2 to our audited consolidated financial statements in our Annual Report on Form 10-K, which was filed with the SEC on April 25, 2024. It should be noted that future events rarely develop exactly as forecasted, and estimates require regular review and adjustment.

Fair Value

Investments in loans and securities, which include whole loans and notes and residual interests in securitizations, are measured at fair value on a recurring basis. The estimate of fair value of these financial assets requires significant judgment. We use a discounted cash flow model to estimate the fair value of these financial assets based on the present value of estimated future cash flows. The cash flow model uses both observable and unobservable inputs and reflects our best estimates of the assumptions a market participant would use to calculate fair value of the particular financial asset. Primary inputs that require significant judgment include discount rates, net credit loss expectations, and expected prepayment rates.

As it relates to net credit loss expectations, the most significant unobservable input, management considers a variety of factors including, but not limited to, historical loss
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trends, origination or vintage analysis, known and inherent risks in the portfolio, recovery rates and current economic conditions. We also take into consideration certain qualitative factors, in which we adjust our quantitative baseline using our best judgment to consider the inherent uncertainty regarding future economic conditions and consumer loan performance.

Additionally, we determine whether an impairment has resulted from a credit loss or other factors. We determine whether a credit loss exists by considering information about the collectability of the instrument, current market conditions, and reasonable and supportable forecasts of economic conditions. We recognize the credit loss portion through earnings in the income statement and the noncredit loss portion in accumulated other comprehensive loss.

The underlying assumptions, estimates, and assessments we use to provide for fair value are assessed and updated quarterly, as necessary, to reflect our view of current conditions, which can result in changes to the fair value of investments in loans and securities. It is possible that we will experience material differences in the fair value of investments in loans and securities.

Prior to 2023, we wrote down the amortized cost basis of the investment if it was more likely than not we would be required, or we intended to sell the investment before recovery of its amortized cost basis, or we did not expect to collect cash flows sufficient to recover the amortized cost basis of the investment.
General
3.     We note you have elected to file certain periodic and current reports on U.S. domestic issuer forms subsequent to filing your annual report on Form 20-F.
The comments in this letter are also applicable to any corresponding disclosures that you provide using the U.S. domestic issuer forms.

RESPONSE: The Company respectfully acknowledges the Staff's comment and agrees that the commitments made in this letter will be applied to corresponding disclosures that the Company makes using the U.S. domestic issuer forms.

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Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (646) 573-4695.

Sincerely,

/s/ Evangelos Perros
Evangelos Perros
Chief Financial Officer

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